Exhibit 99.1

Press Release

Annual General Meeting of May 3, 2022

•	Approval of the financial statements for the fiscal year 2021

•	Distribution of a cash dividend of €3.33 per share and a dividend in kind of EUROAPI shares, at a ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares, with payment as of May 10, 2022

•	Board composition: renewals and appointment of three new Independent Directors

Paris, May 3, 2022. The Combined General Shareholders’ Meeting of Sanofi was held on May 3, 2022 at Paris Expo Porte de Versailles, under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by the shareholders.

The General Meeting approved the individual Company and consolidated financial statements for the fiscal year 2021. The General Meeting decided on the distribution of an ordinary annual dividend of €3.33 per share and an additional dividend in kind in the form of an allocation of EUROAPI shares, at a ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares held. The payment of the dividend, including both the cash dividend and the dividend in kind, will be made on May 10, 2022.

The General Meeting also renewed Paul Hudson, Christophe Babule, Patrick Kron and Gilles Schnepp as Directors, and approved the appointment of Carole Ferrand, Emile Voest and Antoine Yver.

On the proposal of the Nomination, Governance and CSR Committee, Carole Ferrand has been appointed as member of the Audit Committee, Barbara Lavernos as member of the Nomination, Governance and CSR Committee, Wolfgang Laux as member of the Compensation Committee, and Emile Voest and Antoine Yver as members of the Scientific Committee.

Following the General Meeting, the Board of Directors is comprised of 16 members, of whom six are women and two are Directors representing employees. The Board of Directors remains for a large majority comprised of Independent Directors.

The voting results and the videocast of the Annual General Meeting are available on:

www.sanofi.com/AG2022

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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